Mr. Tony Watson
United States Securities and Exchange Commission

Christopher Carroll
Senior Vice President and
Chief Accounting Officer

Interpublic Group
909 Third Avenue
New York, NY 10022

www.interpublic.com
(212) 704-1430

July 23, 2020

Mr. Tony Watson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31 2019
Filed February 21, 2020
Form 8-K Filed April 22, 2020
File No. 001-06686

Dear Mr. Watson:

By letter dated July 9, 2020, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” "IPG," the "agency," or “we”) for the fiscal year ended December 31, 2019, filed on February 21, 2020 and Form 8-K, filed on April 22, 2020. This letter sets forth our responses to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.
Form 10-K for the Fiscal Year Ended December 31, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations

NON-GAAP FINANCIAL MEASURE, page 37
1. Please tell us your consideration of the guidance in Question 103.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of EBITA here and EBITDA on page 31 and the exclusion of other expense, net and equity in net income (loss) of unconsolidated affiliates in your calculation of these measures. Also, please tell us your consideration of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations related to beginning your reconciliation of EBITDA with operating income as opposed to net income.

Mr. Tony Watson
United States Securities and Exchange Commission

In regard to the Company’s use of EBITA as a Non-GAAP measure, our definition of EBITA includes adjustments for other expense, net and equity in net income (loss) of unconsolidated affiliates as these are non-operating items, which if unadjusted may prevent analysts and other users of our financial statements from gaining a clear and comparable understanding of our operating results; however, we recognize the Staff’s comment and acknowledge, as disclosed, our current definition of EBITA includes adjustments other than interest, taxes and amortization. We will revise our future filings to use a title that clearly distinguishes amounts from EBITA and will reference this metric as “Adjusted EBITA” and revise our “Reconciliation of Adjusted EBITA in the Non-U.S. GAAP Financial Measures to U.S. GAAP Financial Measures” section within future filings.

We have also considered the guidance in Question 103.02 related to the reconciliation of EBITDA, on p 31. Our reconciliation of the calculation of EBITDA for purposes of disclosing our compliance with the Credit Agreement covenants reflects the described calculation and defined terms as contained in the Credit Agreement. We acknowledge that our reconciliation of EBITDA as shown on page 31 begins with Operating Income rather than Net Income, we also respectfully note, this reconciliation is defined by our Credit Agreement; however, in future filings we will start our reconciliation with Net income available to IPG shareholders as shown below.

($ in millions)	Four Quarters Ended December 31, 2019
Credit Agreement EBITDA Reconciliation
Net income available to IPG common stockholders	$656.0
Non-operating adjustments [2]	430.0
Operating income	$1,086.0
Add:
Depreciation and amortization	369.8
Credit Agreement EBITDA	$1,455.8

 [2] Includes adjustments of the following items from our consolidated statement of operations: provision for income taxes, total (expenses) and other income, equity in net income (loss) of unconsolidated affiliates and net income attributable to noncontrolling interests

Consolidated Statement of Cash Flows, page 48
2. Please tell us the nature of the amounts included in investing activities under the line item other investing activities for the year ended December 31, 2019 and your consideration of including these cash flow activities in your Management's Discussion and Analysis.

The nature of items included in Other Investing Activities primarily include proceeds from sales of fixed assets and net sale and purchases of investments.

The Company applies the guidance found in Regulation S-X 210.4-02 for both materiality and combining insignificant amounts if items are not required to be otherwise disclosed. We evaluate the size and nature of items on an individual and aggregate basis when determining disclosures. With respect to the size of the amounts above, we first compare each item to the

Mr. Tony Watson
United States Securities and Exchange Commission

total of Net Cash Used in Investing Activities. Upon evaluation, we determined that the individual amounts were not material and therefore did not require disaggregation.

With respect to the nature of the investing activities included above, the Company considered the primary activities of the Company in regard to investing, which have historically been and are expected to be cash outflows related to capital expenditures.

Therefore, given the size and nature of the components of net cash from other investing activities, we determined that including discussion of these items in our Management’s Discussion & Analysis would not provide additional useful information to users of the financial statements.

Consolidated Statement of Stockholders' Equity, page 49
3. We note your disclosure in the last paragraph of page 65 that any adjustments to the redeemable non-controlling interest impact retained earnings or additional paid in capital, except for foreign currency translation adjustments. Please tell us the nature of the differences in amounts in the table on top of page 66 and amounts presented in the consolidated statements of stockholders equity for the years presented.

With respect to the Staff’s comment, the Company notes differences when comparing redemption value adjustments related to redeemable non-controlling interests from the table on page 66 to the Consolidated Statements of Stockholders’ Equity for years ending December 31, 2019, 2018 and 2017 of $0.0 million, $3.1 million and $5.0 million, respectively. The nature of the differences are related to foreign currency fluctuations which for purposes of disclosure are included in “redemption valuation adjustments” within Footnote 6 on page 66 and as a component of "Other Comprehensive Income (Loss)" in “Accumulated Other Comprehensive Loss, Net of Tax” on our Consolidated Statements of Stockholders’ Equity on pages 49 and 50, and certain valuation adjustments upon the expiration or exercise of redeemable non-controlling interests which are included as “Change in related non-controlling interests balance” within Footnote 6 on page 66 and within “Change in redemption value of redeemable noncontrolling interests” on the Consolidated Statements of Stockholders’ Equity. We note that none of these reconciling items are material either individually or in aggregate.

Note 9 Income Taxes, page 70
4. Please tell us how to reconcile the net deferred tax (liabilities) assets disclosed on page 70 with amounts disclosed in your balance sheets.

Please see the table reconciling our net deferred tax (liabilities) assets shown in Footnote 9 on page 70 to our Consolidated Balance Sheet as of December 31, 2019 on page 47 included on our Form 10-K for the period ending December 31, 2019.

Mr. Tony Watson
United States Securities and Exchange Commission

($ in millions)	As of	Balance Sheet Caption
Net deferred tax (liabilities) assets	12/31/2019
Net deferred tax assets	$252.1	Deferred income taxes
Net deferred tax liabilities	(262.9)	Other non-current liabilities
Total Net Deferred Tax Liabilities Note 9	$(10.8)

We note that both net deferred tax assets and total net deferred taxes as disclosed would allow a user to calculate deferred tax liabilities. In order to make these amounts more apparent, we will revise our footnote disclosure in our future filings to disclose both total gross and net deferred tax assets and gross deferred tax liabilities prospectively.

Form 8-K filed April 22, 2020

Exhibit 99.1
Reconciliation of Adjusted Results, page 7
5. Please tell us your consideration of the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of full non-GAAP income statements when reconciling non-GAAP measures in your earnings releases.

The Company acknowledges the Staff’s comment and advises that it had not previously viewed the non-GAAP reconciliation on page 7 to be a full non-GAAP income statement but will revise its disclosures going forward to ensure that future non-GAAP reconciliations in the Company’s earnings releases and other investor materials do not resemble full non-GAAP income statements. Below please find an example of how the Company intends to present future non-GAAP reconciliations, using the quarter ended March 31, 2020 results for illustrative purposes. We note that this presentation is also included in our Investor Presentation which was included as Exhibit 99.2 to Form 8-K filed on April 22, 2020.

Mr. Tony Watson
United States Securities and Exchange Commission

THE INTERPUBLIC GROUP OF COMPANIES, INC. AND SUBSIDIARIES RECONCILIATION OF NON-GAAP ADJUSTED RESULTS (Amounts in Millions except Per Share Data) (UNAUDITED)
	Three Months Ended March 31, 2020
	As Reported	Amortization of Acquired Intangibles	Net Losses on Sales of Businesses[1]	Adjusted Results
Operating Income and Adjusted EBITA [2]	$75.9	$(21.3)		$97.2

Total (Expenses) and Other Income	(55.9)		$(23.3)	(32.6)
Income Before Income Taxes	20.0	(21.3)	(23.3)	64.6
Provision for Income Taxes	17.2	4.2	0.9	22.3
Equity in Net Loss of Unconsolidated Affiliates	(0.2)			(0.2)
Net Loss Attributable to Noncontrolling Interests	2.1			2.1
Net Income Available to IPG Common Stockholders	$4.7	$(17.1)	$(22.4)	$44.2

Weighted-Average Number of Common Shares Outstanding - Basic	387.7			387.7
Dilutive effect of stock options and restricted shares	4.0			4.0
Weighted-Average Number of Common Shares Outstanding - Diluted	391.7			391.7

Earnings per Share Available to IPG Common Stockholders:
Basic	$0.01	$(0.04)	$(0.06)	$0.11
Diluted	$0.01	$(0.04)	$(0.06)	$0.11

[1] Includes losses on complete dispositions of businesses and the classification of certain assets as held for sale.
[2] Refer to non-GAAP reconciliation on page 8

Note: Management believes the resulting comparisons provide useful supplemental data that, while not a substitute for GAAP measures, allow for greater transparency in the review of our financial and operational performance.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer